                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                          MIDWEST GRAIN PRODUCTS, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   59832G 104
                                 (CUSIP Number)








Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 59832G 104           13G                             Page 2 of 5 Pages

-----------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Midwest Grain Products, Inc.
   Employee stock Ownership Plan
   48-6107197
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
-----------------------------------------------------------------
                           5  SOLE VOTING POWER
  NUMBER OF                         76,700
   SHARES      __________________________________________________
BENEFICIALLY               6  SHARED VOTING POWER
  OWNED BY                          897,496
    EACH       __________________________________________________
 REPORTING                 7  SOLE DISPOSITIVE POWER
   PERSON                            76,700
    WITH       __________________________________________________
                           8  SHARED DISPOSITIVE POWER
                                     897,496
-----------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         974,196
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
      The Reporting Person disclaims beneficial ownership [ ] in all the shares in Row 9.
-----------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     10.18%
-----------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
    EP
-----------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages
                                  SCHEDULE 13G
                        For Midwest Grain Products, Inc.
                          Employee Stock Ownership Plan

Item 1(a)  Name of Issuer:           Midwest Grain Products, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1300 Main Street
           Atchison, Kansas  66002

Item 2(a)  Name of Person Filing:

           Midwest Grain Products, Inc.
           Employee Stock Ownership Plan

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           1300 Main Street
           Atchison, Kansas  66002

Item 2(c)  Citizenship:  Kansas

Item 2(d)  Title of Class of Securities:  Common Stock, No Par Value

Item 2(e)  CUSIP Number:  59832G 104

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund.

Item 4  Ownership:

        The following information is provided as of December 31, 1998:

        (a)    Amount Beneficially Owned:

               974,196

        (b)    Percent of Class, based on 9,573,872 shares outstanding:

               10.18%

                                                               Page 4 of 5 Pages

        (c) Number of Shares as to Which Such Person has:

              (i)   Sole Voting Power to Vote or to Direct the Vote:

                    76,700

              (ii)  Shared Power to Vote or Direct the Vote:

                    897,496

              (iii) Sole Power to Dispose or to Direct the Disposition of:

                    76,700

              (iv) Shared Power to Dispose or to Direct the Disposition of:

                    897,496

     The  Midwest  Grain  Products   Employee  Stock  Ownership  Plan  disclaims
beneficial ownership in all of the above-referenced shares.

     The reporting person is the principal stock ownership plan of Midwest Grain Products, Inc. The Employee Stock Ownership Plan and each of the subsidiary employee stock ownership plans are managed by five Trustees consisting of Laidacker M. Seaberg, Robert G. Booe, Randy M. Schrick, Brian Cahill and Dave Rindom, all of whom are employees of Midwest Grain Products, Inc., and all of whom have addresses at 1300 Main Street, Atchison, Kansas 66002. The other Midwest Grain Products, Inc. employee stock ownership plans, which are also managed by the five Trustees, and which shareholdings are included in the 890,593 shares mentioned above are: (a) Illinois Non Union ESOP; (b) Illinois Union ESOP; and (c) Union ESOP.

     The Trustees of the Plans are obligated to vote the shares which are allocated to participants (887,496 shares at December 31, 1998) in accordance with instructions given by such participants. Unallocated shares (76,700 shares at December 31, 1998) are voted by the trustees.

Item 5   Ownership of 5% or less of a class:

         Not applicable

Item 6   Ownership of more than 5% on behalf of another person:

         Not applicable

                                                               Page 5 of 5 Pages
Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

         Not applicable

Item 8 Identification and classification of members of the Group:

         Not applicable

Item 9 Notice of dissolution of group:

         Not applicable

Item 10  Certification

         Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MIDWEST GRAIN PRODUCTS, INC.
                                   EMPLOYEE STOCK OWNERSHIP PLAN


       February 8, 1999               s/Robert G. Booe
Date________________________     By:___________________________
                                    Robert G. Booe, Trustee and
                                    Member of the Administrative
                                    Committee